Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

A. Operating Results

Overview

High-Trend International Group (the “Company”), formerly known as Caravelle International Group, and its subsidiaries (together the “Group”) is an international operator of ocean transportation services. We are engaged in seaborne transportation services under voyage contracts as well as vessel services for and on behalf of ship owners. At the Annual General Meeting of Shareholders held on January 3, 2025, the Company’s shareholders approved the name change from “Caravelle International Group” to “High-Trend International Group”. For the six months ended April 30, 2025 and 2024, our revenues were approximately $99.4 million and $34.9 million and our net losses were $12.4 million and $0.2 million, respectively.

In 2024, we decided to not move forward with the launch of the CO-Tech business, which was expected to enable wood desiccation during the maritime shipping process. We are currently examining the viability of entering into the provision of solutions for marine decarbonization and digital carbon assets management for the shipping industry. During the six months ended April 30, 2025, we generated approximately $0.4 million of revenue from providing shipboard exhaust gases capture technologies consulting services to customers.

Recent Developments

Effective March 13, 2025, Mr. Jinyu Chang resigned as the chairman of the Board of Directors of the Company but continued to serve as a director of the Company. Also, effective March 13, 2025, Mr. Christopher Nixon Cox was elected to serve as a director and the chairman of the Board of the Company. The Company also named Mr. Bo Cui as its new Chief Legal Officer. Effective June 3, 2025, Mr. Christopher Renn resigned as the chairman of the Compensation Committee of the Board of the Company, while he remains an independent director of the Company. Effective the same date, Mr. Brian B. Su was elected to serve as an independent director and the chairman of the Compensation Committee.

On July 16, 2025, the Company held an Extraordinary General Meeting of Shareholders where the shareholders voted to approve a twenty-five-for-one share consolidation.

Key Factors that Affect Operating Results

We primarily derive freight revenue from voyage contracts and provide vessel services. We intend to enhance our freight services and acquire new customers by increasing our market penetration with deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base affects our operating results.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars, but currently incur some costs and operating expenses (around 5% and 7% for the six months ended April 30, 2025 and 2024, respectively) in currencies other than the U.S. dollar, primarily the Euro and Singapore Dollar. For accounting purposes, expenses incurred in Euros and Singapore Dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, we are not engaged in derivative instruments to hedge part of those expenses.

Inflation risk

Our operations expose us to the effects of inflation. During the six months ended April 30, 2025, we experienced increased average market prices for ship leases, oil and port charges. In the event that inflation becomes a more significant factor in the world economy, inflationary pressures could result in increased operating and financing costs. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and we in particular may not be able to offset such costs sufficiently, in which case our cash flows and results would be negatively impacted.

Results of Operations

For the six months ended April 30, 2025 and 2024

The following table summarizes the results of the Group’s operations for the six months ended April 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Six Months Ended
	April 30,			%
	2025	2024	Change	Change
REVENUE:
Ocean freight revenue	$98,993,119	$33,211,799	$65,781,320	198.1%
Vessel services revenue and others	422,840	1,643,746	(1,220,906)	(74.3)%
Total revenue	99,415,959	34,855,545	64,560,414	185.2%
COST OF REVENUE:
Cost of revenue	95,454,109	32,425,944	63,028,165	194.4%
GROSS PROFIT	3,961,850	2,429,601	1,532,249	63.1%

OPERATING EXPENSES:
Share-based compensation	14,245,605	81,546	14,164,059	17,369.4%
General and administrative expenses	2,118,962	2,204,407	(85,445)	(3.9)%
Total operating expenses	16,364,567	2,285,953	14,078,614	615.9%
INCOME (LOSS) FROM OPERATIONS	(12,402,717)	143,648	(12,546,365)	(8,734.1)%

OTHER INCOME (EXPENSE), NET
Interest income	6,652	1,733	4,919	283.8%
Interest expense	(30,214)	(49,477)	19,263	(38.9)%
Change in fair value of convertible notes	-	(320,218)	320,218	(100.0)%
Other income (expense), net	21,775	(15,555)	37,330	(240.0)%
Total other income (expense), net	(1,787)	(383,517)	381,730	(99.5)%
LOSS BEFORE INCOME TAXES	(12,404,504)	(239,869)	(12,164,635)	5,071.4%

PROVISION FOR INCOME TAXES	1,280	4,139	(2,859)	(69.1)%
NET LOSS	$(12,405,784)	$(244,008)	$(12,161,776)	4,984.2%

*	Other revenue included $422,840 and Nil revenue from providing shipboard exhaust gases capture technologies consulting service to customers for the six months ended April 30, 2025 and 2024, respectively.

Revenues

For the six months ended April 30, 2025, our total revenue was approximately $99.4 million, compared to approximately $34.9 million for the six months ended April 30, 2024. This represents a revenue increase of approximately $64.6 million, or 185.2%. The overall increase in revenue was primarily attributable to the Company’s entry into the coal transportation business, with routes covering key regions such as Australia to China, Indonesia to Southeast Asia and Vietnam, significantly expanding the dry bulk cargo transportation category. At the same time, the global demand for coal imports and exports surged, further driving business growth.

Revenue from ocean freight increased by approximately $65.8 million or 198.1%, from approximately $33.2 million in the six months ended April 30, 2024 to approximately $99.0 million in the six months ended April 30, 2025, due to increased ocean freight market demand. The total number of voyage days was 3,420 days for the six months ended April 30, 2025, an increase of 2,467 days from 953 days for the six months ended April 30, 2024. The average charge per day was approximately $28,945 per day for the six months ended April 30, 2025, representing a decrease of approximately $5,921 from $34,866 per day for the six months ended April 30, 2024 as the Baltic Dry Index (BDI) weakened compared to the same period last year.

Revenue from vessel services decreased from approximately $1.6 million in the six months ended April 30, 2024 to nil in the six months ended April 30, 2025 as we determined to allocate our resources to our ocean freight business as market demand increased.

We started to provide consulting services related to shipboard exhaust gases capture technologies in the six months ended April 30, 2025. Revenue from these consulting services was approximately $0.4 million during the period.

Cost of Revenues

The Group’s cost of revenues mainly consists of ship lease expenses, oil expenses, port fees and other related costs. The Group’s cost of revenues amounted to approximately $95.5 million for the six months ended April 30, 2025, representing an increase of approximately $63.0 million, or 194.4%, compared to approximately $32.4 million for the six months ended April 30, 2024 due to shipping volumes drove costs upward through several interconnected factors: increased sailing days led to substantially higher ship lease and oil expenses. Furthermore, the heavier shipping traffic caused widespread port congestion, resulting in longer vessel docking and berthing times, which in turn caused port charges to rise accordingly. Ship lease expenses were approximately $44.9 million for the six months ended April 30, 2025, representing an increase of approximately $32.7 million compared to approximately $12.3 million for the six months ended April 30, 2024. Oil expenses were approximately $24.7 million for the six months ended April 30, 2025, representing an increase of approximately $15.5 million compared to approximately $9.1 million for the six months ended April 30, 2024. Port fees were approximately $22.0 million for the six months ended April 30, 2025, representing an increase of approximately $14.1 million compared to approximately $7.9 million for the six months ended April 30, 2024.

Gross profit

Our gross profit amounted to approximately $4.0 million for the six months ended April 30, 2025 compared to approximately $2.4 million for the six months ended April 30, 2024. The gross profit as a percentage of revenue for the six months ended April 30, 2025 and 2024, was 4.0% and 7.0%, respectively. The decrease in gross profit margin was mainly driven by higher costs, which outpaced the growth in revenue yields.

Operating Expenses

Our operating expenses consist of share-based compensation and general and administrative expenses. Operating expenses increased by approximately $14.1 million, or 615.9%, from approximately $2.3 million for six months ended Apil 30, 2024 to approximately $16.4 million for the six months ended Apil 30, 2025. The increase in the Group’s operating expenses was primarily due to an increase of approximately $14.2 million in share-based compensation.

Share-based compensation consists of shares issued to certain directors, managers and consultants instead of cash salaries. Share-based compensation expenses increased by approximately $14.2 million, or 17,369.4%, from approximately $0.1 million for the six months ended April 30, 2024 to approximately $14.2 million for the six months ended April 30, 2025. During the six months ended April 30, 2025, the Company issued an aggregate of 10,754,224 (post-reverse stock split adjusted 430,169) Class A Ordinary Shares to certain directors, managers and consultants as compensation to replace their cash salaries and related compensations as well as provide incentives for future business development. The share awards are vested in accordance with the terms of their service contracts, which generally ranges from 1 to 3 years. The total fair value of the share award amounted to $24,291,685, determined based on the Company’s share price at grant date. For the six months ended April 30, 2025, the Company recorded share-based compensation expenses of $14,245,605.

General and administrative expenses primarily consist of salary and compensation expenses related to the Group’s accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses decreased by approximately $0.1 million or 3.9% from approximately $2.2 million for the six months ended April 30, 2024 to approximately $2.1 million for the six months ended April 30, 2025.

Other Expenses, net

Other expense, net primarily consists of interest expense, change in fair value of convertible notes and other items. Other expense, net was approximately $0.002 million for the six months ended April 30, 2025, representing a decrease of approximately $0.4 million from approximately $0.4 million for the six months ended April 30, 2024. The decrease was primarily attributable to a loss of $0.3 million arising from the change in fair value of our convertible notes for the six months ended April 30, 2024.

Provision for Income Taxes

Our provision for income taxes was $1,280 and $4,139 for the six months ended April 30, 2025 and 2024, respectively. Our Singapore subsidiaries are eligible for and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award program in Singapore. All qualified shipping income derived from the shipping activity of our Singapore subsidiaries is exempt from taxation for the duration of our subsidiaries MSI-AIS participation in this program. We expect that our participation will be renewed for an additional 10 years in 2025.

Net Loss

As a result of the foregoing, our net loss amounted to approximately $12.4 million for the six months ended April 30, 2025 compared to approximately $0.2 million for the six months ended April 30, 2024.

B. Liquidity and Capital Resources

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in Singapore. Our ability to pay dividends depends upon dividends paid by our subsidiaries in Singapore. These subsidiaries are permitted to pay dividends to only out of their retained earnings, if any, as determined in accordance with Singapore accounting standards and regulations. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in Singapore to us.

In assessing our liquidity, we monitor and analyze our cash on hand, ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. We have historically funded our working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of April 30, 2025, we had cash of $13.2 million. Advances from customers included in current liabilities amounted to $6.9 million mainly representing the advances from customers that will be recognized as revenue in the future when the services are provided. We intend to finance our future working capital requirements and capital expenditures from financing activities.

On March 10, 2025, we closed a private placement with Speed Wealthy Ltd, a related party. We issued 1,699,618 Class A Ordinary Shares (post-reverse stock split adjusted 67,985) of the Company at a price of $2.62 per share (post-reverse stock split adjusted $65.5) for consideration of approximately $4.5 million. Speed Wealthy Ltd. and Topsheen Shipping Limited, which companies are related to Mr. Dong Zhang and our company entered into an agreement, pursuant to which Speed Wealthy Ltd.’s payment obligation for the shares issued in the above private placement was fully satisfied by extinguishing the Company’s debt obligations to Topsheen Shipping Limited.

The following summarizes the key components of our cash flows for the six months ended April 30, 2025 and 2024.

	For the Six Months Ended April 30,
	2025	2024
Net cash provided by (used in) operating activities	$6,521,953	$(3,500,590)
Net cash used in investing activities	(5,071)	-
Net cash (used in) provided by financing activities	(131,023)	4,647,425
Net increase in cash and cash equivalents	$6,385,859	$1,146,835

Operating Activities

Net cash provided by operating activities was approximately $6.5 million for the six months ended April 30, 2025. Cash used in operating activities for the six months ended April 30, 2025 mainly consisted of net loss of approximately $12.4 million, adjusted for certain non-cash items primarily consisting of issuance of shares for service of approximately $14.2 million, and changes in certain working capital accounts that primarily consisting of a decrease in accounts receivable of approximately $3.7 million due to collections in the six months ended April 30, 2025, cash provided by advances from customers of approximately $1.1 million, cash provided by prepayment and other assets of approximately $0.3 million and increased accounts payable of approximately $0.3 million, offset by cash used in accrued expense and other liabilities of approximately $0.8 million due to progress payments made.

Net cash used in operating activities was approximately $3.5 million for the six months ended April 30, 2024. Cash used in operating activities for the six months ended April 30, 2024 mainly consisted of a net loss of approximately $0.2 million adjusted for certain non-cash items, primarily consisting of fair value loss of approximately $0.3 million in the change in fair value of convertible notes, and changes in certain working capital accounts primarily consisting of cash used in accounts receivable of approximately $3.1 million due to slow collection during the period, cash used in accounts payable of approximately $0.3 million and accrued expenses and other liabilities of approximately $0.2 million due to progress payments made.

Investing Activities

Cash used in investing activities was approximately $0.01 million and $nil for the six months ended April 30, 2025 and 2024. Our expenditures in the 2025 period were for the purchase of office and electronic equipment.

Financing Activities

Net cash provided by financing activities was approximately $4.6 million for the six months ended April 30, 2024, mainly consisting of loans from related parties of approximately $5.9 million and proceeds from the issuance of a note of approximately $1.3 million, offset by the repayment of related-party loans of approximately $2.0 million and repayment of a long-term bank loan of approximately $0.5 million.

Capital Expenditures

We had capital expenditures of approximately $0.01 million and $nil for office and electronic equipment during the six months ended April 30, 2025 and 2024, respectively.

Contractual Obligations

The Group had outstanding bank loans of approximately $1,001,819 as of April 30, 2025. The Group has also entered into non-cancellable operating lease agreements to rent office space. The lease agreements will expire on March 14, 2027.

The following table sets forth our contractual obligations and commercial commitments as of April 30, 2025:

	Payment Due by Fiscal Years Ending October 31,
	Total	2025	2026 and 2027	2028	2029 and beyond
Bank loan	$1,001,819	$84,896	$-	$-	$916,923
Lease	146,621	39,988	106,633	-	-
Total	$1,148,440	$124,884	$106,633	$-	$916,923

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements during the six months ended April 30, 2025 that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

C. Research and Development, Patents and Licenses, etc.

Not applicable

D. Trend Information

Other than as described elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this report.

When reading our unaudited condensed consolidated financial statements, you should consider our critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following critical accounting policies involve the most significant judgments used in the preparation of our unaudited condensed consolidated financial statements.

Accounting estimates used in revenue recognition

Under a voyage contract, we are engaged to provide the transportation of cargo between specific ports in return for an ocean freight payment of an agreed upon freight per ton of cargo. Our voyage contracts generally do not contain cancelable provisions. A voyage is deemed to commence when a vessel was available for loading and is deemed to end upon the completion of the discharge of the current cargo. For voyage contracts, the customer simultaneously receives and consumes the benefits provided by our performance over the voyage period because of the continuous service to the customer. Customers receive the benefit of our services as the goods are transported from one location to another. If we were unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, we recognize revenue ratably from the port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. For unfinished voyages, the related revenue is recognized based on the estimated transit time-based portion completed of each voyage at the reporting date. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expenses and other ocean transportation operating costs are charged to operating costs as incurred.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our Unaudited Condensed Consolidated Financial Statements.